Exhibit 11.1

COMDISCO HOLDING COMPANY, INC.

COMPUTATION OF EARNINGS (LOSS) PER COMMON SHARE

(in thousands, except per share data)

Average common shares used in computing earnings (loss) per common and common equivalent share were as follows:

	Three months ended June 30,		Nine months ended June 30,
	2014	2013	2014	2013

Average common shares issued	4,029	4,029	4,029	4,029

Net earnings (loss) to common stockholders	$633	$(349)	$663	$(1,497)

Basic and diluted earnings (loss) per common share	$0.16	$(0.08)	$0.16	$(0.37)